Exhibit 99.7

CONSENT OF QUALIFIED PERSON

TO:	Northern Peru Copper Corp. and Borden Ladner Gervais LLP

AND TO:	All Applicable Securities Regulatory Authorities

I, Scott C. Elfen, PE, do hereby consent to the written disclosure of the technical report titled “El Galeno Property Prefeasibility Study (El Galeno Deposit) and Technical Information (Hilorico Deposit)”, dated effective February 19, 2007 and revised as of April 30, 2007 (the “Technical Report”), of references to and extracts from the Technical Report or a summary of the Technical Report, and of all references to the Technical Report by Northern Peru Copper Corp. (the “Corporation”) included in, or incorporated by reference in, the annual information form (the “AIF”) and the Annual Report on Form 40-F (together with the AIF, the “Written Disclosure”) of the Corporation dated September 28, 2007 .

I hereby confirm that I have read the Written Disclosure and the Written Disclosure fairly and accurately represents, and does not materially misrepresent, by omission or otherwise, the information in the Technical Report that supports the disclosure in the Written Disclosure.

This consent dated the 28th day of September, 2007 has been provided in connection with the filing of the Written Disclosure.

(Signed and Sealed) Scott C. Elfen, PE
Signature and Seal of Qualified Person

Scott C. Elfen, PE
Print Name of Qualified Person